Exhibit 99.1

China Xiangtai Food Co., Ltd. to Present at the 2020 LD Micro Virtual Conference

NEW YORK, Feb. 19, 2020 – China Xiangtai Food Co., Ltd. (NASDAQ: PLIN) (“Xiangtai” or the “Company”), an emerging growth company engaged in food processing business in China, today announced that it will be presenting at the third annual LD Micro Virtual Conference on Wednesday, March 4 at 10 AM EST. Mr. Xiaohui Wu, the President and Director of China Xiangtai Food Co., Ltd. will be giving the presentation and answering questions from investors.

You can access the live presentation at the following link: https://www.webcaster4.com/Webcast/Page/2019/33274

“I’m going to highlight the company's progress on building a consumer-centric, growth-focused food processing company at the conference, to address investors’ concern about our operation under the coronavirus outbreak,” said Mr. Xiaohui Wu, President and Director of China Xiangtai Food Co., Ltd. “Xiangtai is open for business and we will do our best to operate in a constrained environment. Food and nutritional products are "essential" to the people, we’re looking forward to working with US food supply chains and find a deal with US partners.”

“We are delighted to be hosting our third virtual event in order to showcase some of the truly unique names in micro-cap” stated Chris Lahiji, President of LD Micro. “There are a many people and companies who are unable to attend our live events, due to any number of reasons, so we are happy to offer an additional way for companies to present to investors without taking a lot of time out of their day-to-day operations. While virtual events will never replace the experience of sitting in the same room as other humans, it is a great format for updating the investor community and getting increased exposure."

The conference will be held via webcast and will feature over 40 companies in the small / micro-cap space.

About China Xiangtai Food Co., Ltd.

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd, is a food company primarily engaged in pork processing. The Company's operations span key sections of the pork processing value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. The Company offers fresh and processed products, including a variety of pork, beef, lamb, chicken, duck, and rabbit products. Through its core values, the Company is committed to maintaining the highest standards of food safety, product quality, and sustainability to provide high-quality, nutritious, and tasty food in a responsible manner through its portfolio of trusted brands. For more information, please visit http://ir.plinfood.com/.

About LD Micro

LD Micro was founded in 2006 with the sole purpose of being an independent resource in the microcap space. What started out as a newsletter highlighting unique companies has transformed into several influential events annually (Invitational, Summit, and Main Event). In 2015, LDM launched the first pure microcap index (the LDMi) to exclusively provide intraday information on the entire sector. LD will continue to provide valuable tools for the benefit of everyone in the small and micro-cap universe.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact

Mr. Xiaohui Wu, President

China Xiangtai Food Co., Ltd.

Phone: +86-1860-117-0697

Email: ir@cqplinfood.com

Investor Relations Contact:

Dragon Gate Investment Partners LLC
Tel: +1(646)-801-2803
Email: PLIN@dgipl.com